UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                      Genesis Capital Corporation of Nevada
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   37183K 10 6
                                 (CUSIP Number)

                               Patrick A. Reardon
                                 Attorney-at-Law
                           201 Main Street, Suite 585
                             Fort Worth, Texas 76102
                                 (817) 348-8801

(Name, Address and Telephone Number of person authorized to receive notices and communications)


                                 March 19, 1999

             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 2 of 18


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON

                            Global Universal, Inc., of Delaware

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                   (A)      ( )
                                                                   (B)      ( )

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                         OO
--------------------------------------------------------------------------------

5)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (X)
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER              0

 NUMBER OF
 SHARES                    -----------------------------------------------------
 BENEFICIALLY              8)  SHARED VOTING POWER       543,688
 OWNED BY
 EACH REPORTING
 PERSON WITH               -----------------------------------------------------
                           9)  SOLE DISPOSITIVE POWER         -0-


                           -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER 543,688

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON    543,688


--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            ( )

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    26.3%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 3 of 18


1)       NAME OF REPORTING PERSONS
S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON

                   Welborn II Family Trust, Reginald L. Davis, Trustee
--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A)( )
                                                                      (B)( )

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                                     OO
--------------------------------------------------------------------------------
5)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  ( )

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER         60,076

 NUMBER OF
 SHARES                    -----------------------------------------------------
 BENEFICIALLY              8)  SHARED VOTING POWER       543,688
 OWNED BY
 EACH REPORTING
 PERSON WITH               -----------------------------------------------------
                           9)  SOLE DISPOSITIVE POWER    60,076


                           -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER  543,688

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON    603,764


--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            ( )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    29.2%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 4 of 18


Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share ("Common Stock"), of Genesis Capital Corporation of Nevada. Genesis Capital Corporation of Nevada ("Genesis") is a Nevada corporation with principal offices at 11701 South Freeway, Burleson, Texas 76028.

Item 2.  Identity and Background

(a) This schedule is filed by Global Universal, Inc. of Delaware ("Global"), which is incorporated in the state of Delaware and by Reginald L. Davis, a United States citizen residing in Mexico City, Mexico, in his capacity as Trustee (the "Trustee") of the Welborn II Family Trust (the "Trust").

(b) The business address for Global Universal, Inc. of Delaware is 11701 South Freeway, Burleson, Texas 76028; the business address for the Trustee is Cincinnati No. 81-504, Col. Noel e Buena, 03720, Mexico D.F., Mexico.

(c) The principal business of Global is providing financial and business consulting services; the principal business of Mr. Davis is practicing law in Mexico City, Mexico.

(d) Neither Global nor Mr. Davis have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five (5) years, neither Global nor Mr. Davis have been a party to a civil proceeding which has resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to state or federal securities laws or finding a violation of such laws.

(f)  Global is a Delaware corporation; Mr. Davis is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The largest portion of the shares that are the impetus for filing this schedule were issued to Global Universal, Inc. for consulting services pursuant to a Consulting Agreement dated March 19, 1999, which is attached as an exhibit. Pursuant to this Agreement, Global Universal agreed to provide services to
Genesis. On or about March 19, 1999, Global completed the steps necessary to receive 475,000 shares of the Common Stock under this agreement. After additional consulting and further negotiations relating to a proposed merger/acquisition attempt, Global acquired an additional 67,500 shares of Common Stock pursuant to the Consulting Agreement on or about September 28, 1999.

         Mr. Davis, personally and not in his capacity as Trustee, holds 60,076 shares of Common Stock that were issued to him as consideration for agreeing to serve as a director of Genesis.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 5 of 18



Item 4.  Purpose of Transaction

         Under the terms of the Consulting Agreement, Global agreed to

          (1) assist the Company in evaluating and effecting a merger and/or acquisition;

          (2)  provide general financial advice to corporate management;

          (3)  provide general administrative duties; and

          (4)  assist in the acquisition of various assets.

These services have been provided by Ronald W. Welborn, 11701 South Freeway, Burleson, Texas 76028. Mr. Welborn is the settlor of the Trust, but he does not have the power to revoke the trust, and he is not a trustee. On June 6, 1996, judgment was entered against Mr. Welborn in the U. S. District Court for the Northern District of Texas, Fort Worth Division, for a violation of 18 U.S.C.
Section 1341 (mail fraud). Mr. Welborn was placed on probation for five (5) years and ordered to pay restitution of $10,993.

         Reginald L. Davis is the President and a director of Genesis.

         Aside from the services to be provided under the Consulting Agreement, neither Global nor the Trustee contemplate any activities of the type described in subparts (a)-(j) of the instructions to Item 4.

         Neither Global nor the Trustee have any current plans to purchase additional shares or to dispose of any of their currently owned shares of Genesis, although additional shares may be purchased or shares sold from time to time depending on investment opportunities or conditions.

Item 5.  Interest in Securities of the Issuer

(a) Global is the beneficial owner of 543,688 shares of Common Stock, which are 26.3% of the outstanding shares of Common Stock. Global is the record holder of 542,500 shares of Genesis Common Stock, while two (2) controlled corporations hold a total of 1,188 shares of that stock. Mr. Davis personally is the holder of 60,076 shares of Genesis Common Stock that were acquired on February 10, 1998 (76 shares) and April 2, 1999 (60,000 shares). The Trustee is the beneficial owner of 603,764 shares of Genesis Common Stock (including 60,076 shares held by him personally). This is 29.2% of the outstanding shares of Common Stock.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 6 of 18


(b) The Trustee is the holder of seventy-five percent (75%) of the outstanding capital stock of Global. By reason of this ownership of Global, the Trustee may be deemed to share with Global the power to vote or to dispose of the 543,688 shares of the Common Stock beneficially owned by Global.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

(d)            None.

(e)            N/A.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         As noted in Item 5(b), the Trustee is holder of seventy-five percent (75.0%) of the outstanding capital stock of Global. He is also the president and a director of Global.

Item 7.  Material to Be Filed as Exhibits

         Attached as Exhibit A is a copy of the Consulting Agreement between Global Universal, Inc. and Genesis, dated March 19, 1999.

Information Required by General Instruction C

         The executive officers and directors of Global are Reginald L. Davis and Jerry A. Conditt. Mr. Davis is the President of Global and a director. The information about Mr. Davis required under General Instruction C is provided above. Mr. Conditt is the Vice President, Secretary and Treasurer of Global. He is also a director.

         The following information is furnished with respect to Mr. Conditt for the Items of Schedule 13D indicated:

         Item 2

          (a)  Jerry Allen Conditt

          (b)  P.O. Box 1493, Fort Worth, Texas 76101

          (c)  Car Dealer

          (d)  None

          (e)  None

          (f)  U.S.A.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 7 of 18


         Items 3 and 4

                  No additional disclosure required.

         Item 5

          (a)  Mr. Conditt holds 35,051 shares of the Common Stock of Genesis

          (b) Mr. Conditt has sole power to vote and to sell the shares held by him.

          (c)  None

          (d)  N/A

          (e)  N/A

         Item 6

                  No additional disclosures required.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 8 of 18




                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2000                      GLOBAL UNIVERSAL INC. OF DELAWARE



                                    By: s/ Reginald L. Davis
                                        -------------------------------
                                           Reginald L. Davis, President





                                        s/Reginald L. Davis
                                        -------------------------------
                                          Reginald L. Davis, Trustee of
                                          the Welborn II Family Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement issigned on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                               Page 9 of 18



                                    EXHIBIT A
                                    ---------

                              CONSULTING AGREEMENT

         THIS CONSULTING AGREEMENT ( "Agreement") is made effective this 19th day of March 1999, by and between Global Universal, Inc., a Nevada corporation ("Consultant") and Genesis Capital Corporation of Nevada, a Nevada corporation (the "Company").

         WHEREAS,  Consultant and Consultant's  personnel are in the business of
assisting  development  stage  companies  through  locating,   evaluating,   and
effecting mergers and acquisitions;

         WHEREAS, Consultant also provides general financial advice to corporate
management  and  performs  general   administrative   duties  for  publicly-held
companies; and

         WHEREAS, the Company desires to retain Consultant to advise and assist it, on the terms and conditions set forth below.

         NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Consultant agree as follows:

1.       Engagement

         The Company hereby retains Consultant, effective the date hereof and continuing until termination, as provided herein, to (1) assist the Company in locating evaluating, and effecting a merger and/or acquisition; (2) provide general financial advice to corporate management; (3) provide general administrative duties and (4) assist in the acquisition of various assets (collectively termed the Services). The Services are to be provided on a best efforts basis directly and through Consultant's employees or others employed or retained and under the direction of Consultant (Consultant's Personnel); provided, however, that the Services are expressly agreed to exclude all legal advice, accounting services or other services which require licenses or certification.

2.       Term

         This Agreement shall have an initial term of one (1) year (the "Primary Term"), with an effective date retroactive to the date services were first performed by Consultant, which was on or about September 1, 1998, and may be renewed at the Company's option by written notice of renewal.

3.       Time and Effort of Consultant

         Consultant shall allocate time and Consultant's personnel as it deems necessary to provide the Services. The particular amount of time may vary from day to day or week to week. Consultant has provided a statement identifying, in general, the tasks it has performed from September 1, 1998 to March 19, 1999. The Company has reviewed this statement and believes the time and effort expended by Consultant to be

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 10 of 18





         reasonable for the tasks it has completed. Consultant will continue to provide billing statements on a monthly basis or within (7) days of the Company's request. These billing statements shall be conclusive evidence that the Services have been performed. Additionally, in the absence of willful misfeasance, bad faith, or reckless disregard for the obligations or duties hereunder by Consultant, neither Consultant nor Consultant's personnel shall be liable to the Company or any of its shareholders for any act or omission in the course of or connected with rendering the Services, including but not limited to losses that may be sustained in any corporate act in any subsequent Asset Opportunity or Business Opportunity (as defined herein) undertaken by the Company as a result of advice provided by Consultant or Consultant's personnel.

4.       Compensation

         The Company agrees to pay Consultant a fee for the Services it has provided from September 1, 1998 to March 19, 1999 (the Initial Fee) in the following manner: by issuing Four Hundred Seventy-Five Thousand (475,000) shares of the Company's common stock issued pursuant to Rule 504 of Regulation D of the Securities Act of 1933 (the '33 Act).

5.       Compensation for Other Services

         If the Company after the date hereof enters into a merger or acquisition, or enters into an agreement for the purchase of assets, as a direct or indirect result of Consultant's efforts, the Company agrees to pay Consultant a fee in the manner described below.

         If Consultant provides any material assistance to the Company in a merger, acquisition or asset purchase of an entity (Business Opportunity), which assistance includes (but is not limited to) introducing the Business Opportunity to the Company or helping to prepare documents used in negotiating such Business Opportunity, Consultant shall be paid the following amounts (M&A Fee): $67,000 in cash; and a promissory note in the amount of $133,000 (attached as Exhibit A), secured by Eight Hundred Thirty Thousand (830,000) shares of the Company's common stock issued pursuant to Rule 504 of Regulation D of the `33 Act. The $67,000 in cash, the $133,000 promissory note, and the Eight Hundred Thirty Thousand (830,000) shares securing such promissory note shall be delivered to Consultant on the date the Company signs a Merger, Acquisition or Asset Purchase Agreement. For purposes of determining Consultant's M&A Fee, the Company's shares shall be valued at $.10 per share.

         If the Company acquires any asset or obtains any payment or other benefit, other than a Business Opportunity described above, as a result of Consultant's Services (an Asset Opportunity), the Company agrees to pay Consultant 10% of the gross value of such Asset Opportunity. The Company will pay Consultant in cash, shares of the Company or in like kind for each Asset Opportunity the Company acquires as a result of Consultant's efforts (Consultant's Fee). Such payment shall be made on the date the Company substantially completes the transaction involved with such Asset Opportunity.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 11 of 18


         The Initial Fee, Consultant's Fee, M&A Fee and any other shares issued pursuant to this Agreement are in addition to any preferred shares paid to Consultant for services rendered.

6.       Registration of Shares

         Consultant agrees to accept the above-described shares as compensation, based on exemptions from registration provided by Section 4(2) of the `1/4 1/4 Act, Regulation D of the '1/4 1/4 Act, and applicable state securities laws. The Company shall have no obligation to register Consultant's shares.

7.       Costs and Expenses

         All third-party and out-of-pocket expenses incurred by Consultant in the performance of the Services shall be paid by the Company, or shall be reimbursed if paid by Consultant on behalf of the Company, within ten (10) days of receipt of written notice by Consultant, provided that the Company must approve in advance all such expenses in excess of $500 per month.

8.       Place of Services

         The Services provided by Consultant or Consultant's Personnel will be performed at Consultant's offices except as otherwise mutually agreed in writing by Consultant and the Company.

9.       Independent Contractor

         Consultant   and   Consultant's   Personnel  will  act  as  independent
         contractors in the performance of any duties under this Agreement. Accordingly, Consultant will be responsible for paying all federal, state, and local taxes on compensation paid under this Agreement, including income and social security taxes, unemployment insurance, and any other taxes due relative to Consultant's Personnel, and any and all business license fees as may be required. This Agreement neither expressly nor impliedly creates a relationship of principal and agent, or employer and employee, between the Company and Consultant's Personnel. Neither Consultant nor Consultant's Personnel are authorized to enter into any agreements on behalf of the Company. The Company expressly retains the right to approve, in its sole discretion, each Asset Opportunity or Business Opportunity introduced by Consultant, and to make all final decisions with respect to all transactions on any Asset Opportunity or Business Opportunity.

10.      Rejected Asset Opportunity or Business Opportunity

         If, during the term of this Agreement, the Company makes a written election not to proceed to acquire, participate or invest in any Asset Opportunity or Business Opportunity identified and/or selected by Consultant, notwithstanding the time and expense the Company may have incurred reviewing such transaction, such Asset Opportunity or Business Opportunity shall re-vest back to and become proprietary to Consultant.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 12 of 18


         Consultant shall be entitled to acquire or broker the sale or investment in such rejected Asset Opportunity or Business Opportunity for its own account, or submit such Asset Opportunity or Business Opportunity elsewhere. In such event, Consultant shall be entitled to any and all profits or fees resulting from Consultant's purchase, referral or placement of any such rejected Asset Opportunity or Business Opportunity, or from the Company's subsequent purchase or financing with such Asset Opportunity or Business Opportunity in circumvention of Consultant's reasonable expectation to be paid.

11.      No Agency Express or Implied

         This   Agreement   creates   neither   a    principal-agent    nor   an
         employer-employee relationship, either express or implied, between the Company and either Consultant or Consultant's Personnel.

12.      Termination

         The Company and Consultant may terminate this Agreement before the Primary Term expires, on thirty (30) days written notice, with mutual written consent. Absent mutual consent, and without prejudice to any other remedy to which the terminating party may be entitled, either party may terminate this Agreement with thirty (30) days written notice under the following conditions:

         (A)      By the Company.
                  --------------

                  (i) If during the Primary Term of this Agreement, Consultant is unable to provide the Services as set forth herein for thirty (30) consecutive business days because of illness, accident, or other incapacity of Consultant's personnel; or,

                  (ii) If Consultant willfully breaches or grossly neglects the duties required to be performed hereunder; or,

         (B)      By Consultant.
                  -------------

                  (i) If the Company breaches this Agreement or fails to make any payment or provide any information required hereunder; or

                  (ii) If the Company ceases business or, other than in a merger arranged by Consultant, sells a controlling interest to a third party, or agrees to a consolidation or merger of itself with or into another corporation, or enters into such a transaction outside of the scope of this Agreement, or sells substantially all of its assets to another corporation, entity or individual outside the scope of this Agreement; or

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 13 of 18


                  (iii) If the Company has a receiver appointed for its business or assets, or otherwise becomes insolvent or unable to timely satisfy its obligations in the ordinary course of business, including but not limited to the obligation to pay the Initial Fee, the M&A Fee, or the Consultant's Fee; or

                  (iv) If the Company institutes or has instituted against it any bankruptcy proceeding, files a petition in a court of bankruptcy, is adjudicated a bankrupt, or makes a general assignment for the benefit of creditors; or

                  (v) If any disclosure made by the Company, either herein or subsequent hereto, is materially false or misleading.

         If Consultant terminates this Agreement without relying on one of the conditions listed in B(i) through (v) above, or if this Agreement is terminated by mutual written agreement before the Primary Term expires, or if the Company terminates this Agreement for the reasons set forth in A(i) and (ii) above, the Company shall only pay Consultant for unreimbursed expenses and for any M&A Fee and/or Consultant's Fee accrued up to and including the effective date of termination. If this Agreement is terminated by the Company for any other reason, or by Consultant for the reasons set forth in B(i) through (v) above, the Company shall pay Consultant for unreimbursed expenses, for any M&A Fee accrued up to and including the effective date of termination, and for the balance of the Consultant's Fee for the remainder of the unexpired term of this Agreement.

13.      Indemnification

         Subject to the provisions herein, the Company and Consultant agree to indemnify and defend each other, and hold each other harmless, from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation interest, penalties, attorneys' fees and expenses, asserted against, imposed on, or incurred by either party by reason of or resulting from any action of, or the breach of any representation, warranty, covenant, condition, or agreement of, the other party to this Agreement.

14.      Remedies

         Consultant and the Company acknowledge that in the event of a breach of this Agreement by either party, money damages would be inadequate, and the non-breaching party would have no adequate remedy at law. Accordingly, in the event of any controversy concerning the rights or obligations under this Agreement, such rights or obligations shall be enforceable in a court of equity by a decree of specific performance. Such remedy, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 14 of 18


15.      Miscellaneous

         (A) Subsequent Events. Consultant and the Company each agree to notify the other party if, subsequent to the date of this Agreement, either party incurs obligations which could compromise its efforts and obligations under this Agreement.

         (B) Amendment. This Agreement may be amended or modified at any time and in any manner only by an instrument in writing executed by the parties hereto.

         (C) Further Actions and Assurances. At any time and from time to time, each party agrees, at its or their expense, to take actions and to execute and deliver documents as may be reasonably necessary to effectuate the purposes of this Agreement.

         (D) Waiver. Any failure of any party to this Agreement to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. The failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision or a waiver of the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

         (E) Assignment. Neither this Agreement nor any right created by it shall be assignable by either party without the prior written consent of the other.

         (F) Notices. Any notice or other communication required or permitted by this Agreement must be in writing and shall be deemed to be properly given when delivered in person to an officer of the other party, when deposited in the United States mails for transmittal by certified or registered mail, postage prepaid, when deposited with a public telegraph company for transmittal, or when sent by facsimile transmission, provided that the communication is addressed:

                  (i)      In the case of the Company:

                           Genesis Capital Corporation of Nevada
                           11701 South Freeway
                           Burleson, Texas  76028
                           Telephone: (817) 293-9334
                           Facsimile: (817) 293-9336

                  (ii)     In the case of Consultant:

                           Global Universal, Inc.
                           P.O. Box 6653
                           Fort Worth, Texas 76115
                           Telephone: (817) 293-9334
                           Facsimile: (817) 293-9336

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 15 of 18



                  or to such other person or address designated in writing by the Company or Consultant to receive notice.

         (G) Headings. The headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         (H) Governing Law. This Agreement was negotiated and is being contracted for in the United States of America, State of Nevada, and shall be governed by the laws of the State of Nevada, and the United States of America, notwithstanding any conflict-of-law provision to the contrary.

         (I) Binding Effect. This Agreement shall be binding on the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

         (J) Entire Agreement. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter of this Agreement. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

         (K) Severability. If any part of this Agreement is deemed to be void, illegal, or unenforceable, the balance of the Agreement shall remain in full force and effect.

         (L) Counterparts. A facsimile, telecopy, or other reproduction of this Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, by one or more parties hereto, and such executed copy may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. In this event, such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

         (M) Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 16 of 18


                  IN WITNESS WHEREOF, the parties have executed this Agreement on the date above written.

                                          "Consultant"


                                          Global Universal, Inc.
                                          a Nevada corporation



                                          By:
                                              ----------------------------------
                                          Name:  Ronald Welborn
                                          Title: President

                                          The Company"
                                          Genesis Capital Corporation of Nevada
                                          a Nevada corporation

                                          By:
                                              ----------------------------------
                                          Name:   Reginald Davis
                                          Title:  President

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 17 of 18


                      Exhibit A to the Consulting Agreement

Recourse

$133,000                                                   Dated: March 19, 1999


                             SECURED PROMISSORY NOTE

         FOR VALUE RECEIVED, Genesis Capital Corporation of Nevada ("Maker") promises to pay to Global Universal, Inc. ("Holder"), or to order, the principal sum of One Hundred Thirty-Three Thousand dollars ($133,000).

         1.   Payments.  The principal amount shall be paid in full WITHIN THREE
 (3) DAYS of the written demand of Holder upon the Maker, but in any event the principal amount shall be paid in full no later than June 1, 1999.

         2. Interest. The obligation shall bear simple interest at the rate of 12% per annum, commencing on the date this Note is made, and shall be paid in full on the date(s) of payment identified in Paragraph 1 above, provided, however, that the obligation shall bear interest at the rate of 24% per annum on the occurrence of a default as set forth in Section 5 below.

         3. Type and Place of Payments. Payments of principal and interest shall be made in lawful money of the United States of America to the above-named Holder at P.O. Box 6653, Fort Worth, Texas 76115, or to order.

         4. Prepayment. Advance payment or payments may be made on the principal, without penalty or forfeiture. There shall be no penalty for any prepayment.

         5. Default. Upon the occurrence or during the continuance of any one or more of the events listed below, Holder or the holder of this Note may forthwith or at any time thereafter during the continuance of any such event, by notice in writing to the Maker, declare the unpaid balance of the principal of this Note to be immediately due and payable, and the principal shall become and shall be immediately due and payable without presentation, demand, protest, notice of protest, or other notice of dishonor, all of which are hereby expressly waived by Maker, with full knowledge of the effect of such waiver. The events deemed as defaults shall include without limitation the following:

                  (a) Maker's failure to pay the principal and interest of this Note or any portion thereof when the same shall become due and payable (whether at maturity as herein expressed, by acceleration, or otherwise) unless cured within five (5) days after Holder or the holder of this Note delivers to Maker written notice of default;

                  (b) Maker's filing a voluntary petition in bankruptcy; or filing a voluntary petition seeking reorganization; or filing an answer admitting the jurisdiction of the court and any material allegations of an involuntary petition filed pursuant to any act of Congress relating to bankruptcy or to any act purporting to be amendatory thereof; or making an assignment for the benefit of its creditors; or applying for or consenting to the appointment of any receiver or trustee for Maker or all or any substantial portion of its property; or assigning an agent to liquidate any substantial part of Maker's assets;

                                  SCHEDULE 13D

CUSIP No. 37183K 10 6                                              Page 18 of 18


                  (c) The entry of (i) any court order pursuant to any act of Congress (or amendment thereof) relating to Maker's bankruptcy or reorganization; or (ii) any court order approving an involuntary petition for the bankruptcy or reorganization of the Maker; or (iii) any court order appointing any receiver or trustee of or for Maker or for all or any substantial portion of the Maker's property; or (iv) any writ or warrant of attachment or any similar process issued by any court against all or any substantial portion of the Maker's property (unless such court orders, writs, or warrants as identified in subpoints (i) to (iv) of this paragraph are vacated or stayed or released or bonded within 60 days after their entry).

         6. Attorneys' Fees & Construction. If either party hereto seeks to enforce any portion of this Note through litigation or arbitration, then the prevailing party shall be entitled to recover reasonable attorney's fees, costs, and interest at the maximum legal rate. The parties agree that the interpretation of any provision in this Agreement shall be governed by the laws of the State of Texas. The parties further acknowledge that the terms of this Note were negotiated with the Holder in the State of Texas, that the place of contracting was in the State of Texas, and that the place for performing this note is in the State of Texas. Accordingly, the parties irrevocably consent to the jurisdiction of the United States District Court for the Northern District of Texas and agree to bring any action solely in that Court. The parties expressly waive the operation of any court ruling, statute, or other provision that would allow or require suit to be brought in any other jurisdiction, with full knowledge of the effect of such waiver.

         7. Security. This Note is secured by the Maker's pledge of Eight Hundred Thirty Thousand (830,000) shares of the common stock of Genesis Capital Corporation of Nevada, issued pursuant to Rule 504 of Regulation D under the Securities Act of 1933 and issued in the name of the Holder. The shares shall be held by the Holder pursuant to the Security Agreement between the Maker and the Holder dated March 19, 1999. Any default, or any failure to make payment in full by the due date(s) described herein, will result in the immediate and irrevocable delivery of the above identified stock to the Holder.

                                            By
                                            Name: Reginald L. Davis
                                            Title: President